

03012410

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44501
RECEIVED
FEB 2 5 2003
WASH. D.C. 207

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __January 1, 2002__ AND ENDING __December 31, 2002__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Fourth Street Financial Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One West Fourth Street, Suite 2000

(No. and Street)

Cincinnati	Ohio	45202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

C. Kenneth Nemenz   (513) 241-2722

(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark, Schaefer, Hackett & Co.

(Name — if individual, state last, first, middle name)

105 East Fourth Street	Cincinnati	Ohio	45202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 1 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



Potential persons who are to respond to the collection of information
contained in this form are not required to respond unless the form displays
a currently valid OMB control number.

OATH OR AFFIRMATION

I, __C. Kenneth Nemenz_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Fourth Street Financial, Group, Inc._____, as of __December, 31_____, ~~19~~ 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

KATHERINE STARR COOK
Notary Public, State of Ohio
My Commission Expires Aug, 5, 2006

_____
Signature

_____
Title

___Katherine Starr Cook___
Notary Public

This report** contains (check all applicable boxes):
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition~~ Cash Flows .
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Supplemental Report on Internal Control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

FOURTH STREET FINANCIAL GROUP, INC.

Statement of Financial Condition

December 31, 2002



Clark, Schaefer, Hackett & Co.

CERTIFIED PUBLIC ACCOUNTANTS
BUSINESS CONSULTANTS

Independent Auditor's Report

To the Board of Directors and Stockholders
Fourth Street Financial Group, Inc.

We have audited the accompanying statement of financial condition of Fourth Street Financial Group, Inc. as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above present fairly, in all material respects, the financial position of Fourth Street Financial Group, Inc. as of December 31, 2002, in conformity with generally accepted accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 5, 2003

Fourth Street Financial Group, Inc.

Statement of Financial Condition

December 31, 2002

Assets:

Cash	$	39,073
Accounts receivable		14,405
Prepaids and deposit		122

Property, plant and equipment:	
Furniture & fixtures	51,504
Computer equipment	51,852
Leasehold Improvements	7,319
	110,675
Less accumulated depreciation	100,918
	9,757

	$	63,357

Liabilities and Stockholders' Equity:

Liabilities-accounts payable and accrued expenses	$	7,477

Stockholders' equity:	
Common stock, no par value;	
600 shares authorized and issued	75,000
Retained deficit	(19,120)
	55,880

	$	63,357

See accompanying notes.

FOURTH STREET FINANCIAL GROUP, INC.

Notes to Statement of Financial Condition

December 31, 2002

1. Summary of Significant Accounting Policies:

   Description of business

   Fourth Street Financial Group, Inc. is an Ohio corporation operating as a securities broker and dealer in Cincinnati, Ohio. The Company does not carry securities accounts for customers, perform custodial functions relating to customer securities, or clear customer transactions. The Company also provides management and other services to Fourth Street Financial Advisors, Inc. and Alpha Investment Management, registered investment advisors, and Fourth Street Financial Agency, Inc., an insurance agency (See Note 4 for more details).

   Furniture, equipment and improvements

   Furniture, equipment and improvements are stated at cost and are being depreciated over estimated useful lives of five to seven years using accelerated methods.

   Income taxes

   The Company, with the consent of its stockholders, has elected to be taxed as an S corporation. The stockholders are personally liable for their proportionate share of the Company's taxable income; therefore, no provision or liability for federal and state income taxes is reflected in this financial statement.

   Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Lease Commitment:

    The Company leases its office space under a noncancellable operating lease expiring February 2003. Future minimum base lease payments, under this agreement, are $6,325 for 2003. In addition to the base lease payments, the Company pays additional amounts for its share of the building's operating expenses (taxes, repairs, maintenance, utilities, janitorial, etc.) and parking for employees.

    Upon the expiration of this lease, the Company will extend this lease on a month to month basis for two or three months at which time they will relocate in office space owned by one of the Company's shareholders. Terms of the lease have not been worked out at this time.

3. Retirement Plan:

    The Company has a simplified employee pension-individual retirement account (SEP-IRA) plan covering substantially all employees.

4. Related Party Transactions:

    The Company shares offices and employees with Fourth Street Financial Agency, Inc. and Fourth Street Financial Advisors, Inc., companies with common officers and stockholders.

5. Net Capital Requirements:

    Pursuant to the net capital provision of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. As of December 31, 2002, the Company's net capital requirement was $5,000, and its defined net capital and aggregate indebtedness to net capital ratio was $45,901 and .16 to 1, respectively.